Exhibit 12-42
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Twelve Months Ended December 31
	March 31, 2009	2008	2007	2006	2005	2004
(Millions of Dollars)
Earnings:
Pretax earnings	$276	$819	$1,155	$536	$415	$389
Adjustments	3	(3)	(4)	(4)	5	2
Fixed charges	138	540	562	558	546	544

Net earnings	417	$1,356	$1,713	$1,090	$966	$935

Fixed charges:
Interest expense	$132	$503	$533	$525	$518	$516
Adjustments	6	37	29	33	28	28

Fixed charges	$138	$540	$562	$558	$546	$544

Ratio of earnings to fixed charges	3.02	2.51	3.05	1.95	1.77	1.72